UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

* TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from______to ____

Commission file number 001-36441

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INVESTORS BANK EMPLOYEE 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INVESTORS BANCORP, INC.
101 JFK PARKWAY
SHORT HILLS, NJ 07078

INVESTORS BANK
EMPLOYEE 401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Plan Participants and the Board of Directors of Investors Bancorp, Inc.
Investors Bank Employee 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Investors Bank Employee 401(k) Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
We have served as the Plan's auditor since 2007.
New York, New York
June 29, 2018

INVESTORS BANK
EMPLOYEE 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets:
Investments, at fair value:
Mutual funds	$75,880,102	54,827,598
Money market funds	5,463,317	4,514,109
Investors Stock Fund	7,511,461	8,372,867
Total investments at fair value	88,854,880	67,714,574
Receivables:
Employer contributions	1,017,288	—
Notes receivable from participants	2,802,649	2,153,333
Total receivables	3,819,937	2,153,333
Total assets	92,674,817	69,867,907
Liabilities:
Excess contributions payable	—	19,978

Net assets available for benefits	$92,674,817	69,847,929

See accompanying notes to financial statements.

INVESTORS BANK
EMPLOYEE 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2017 and 2016

	2017	2016
Additions to net assets attributable to:
Contributions:
Employee	$8,976,877	7,091,508
Participant rollovers	1,524,704	1,294,395
Employer	4,459,202	2,357,805
Total contributions	14,960,783	10,743,708
Investment income:
Interest and dividends	3,833,168	1,765,646
Net appreciation in fair value of investments	8,222,328	2,853,444
Net investment income	12,055,496	4,619,090
Interest income on notes receivable from participants	112,695	85,488
Total additions	27,128,974	15,448,286
Deductions from net assets attributable to:
Distributions to participants	4,499,380	2,655,729
Administrative expenses	189,501	89,330
Total deductions	4,688,881	2,745,059
Net increase in net assets available for benefits, before transfers	22,440,093	12,703,227
Transfers into Plan from Investors Bank Employee Stock Ownership Plan and ISB Mortgage Savings and Retirement Plan	386,795	5,430,291
Net increase in net assets available for benefits	22,826,888	18,133,518
Net assets available for benefits, at beginning of year	69,847,929	51,714,411
Net assets available for benefits, at end of year	$92,674,817	69,847,929

See accompanying notes to financial statements.

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2017 and 2016

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation
The accompanying financial statements of the Investors Bank Employee 401(k) Plan (the "Plan") have been prepared on an accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

(b)	Use of Estimates
The Plan management has made estimates and assumptions relating to the preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). The preparation of the financial statements in accordance with U.S. GAAP requires the Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c)	Risks and Uncertainties
The Plan may invest in various types of investment securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the statement of net assets available for benefits.
The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant fund elections. Additionally, the investments within each participant-directed fund elections are further diversified into various financial instruments, with the exception of the Investors Stock Fund, that is invested in the securities of a single issuer.

(d)	Valuation of Investments and Income Recognition
Investment funds are stated at fair value as determined by quoted market prices. Purchases and sales of investments are recorded on a trade date basis, and interest income is recorded when earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(e)	Notes Receivable from Participants
Notes receivable from participants are carried at amortized cost (i.e., unpaid principal balance plus any accrued but unpaid interest). If a loan is not repaid, it will be reclassified as a distribution based upon the terms of the Plan Document.

(f)	Benefit Payments
Benefits are recorded when paid.

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2017 and 2016

(g)	Fair Value Measurements
Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 820, "Fair Value Measurement", establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy give the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

•
Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market.

•
Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 from December 31, 2016, and there were no transfers between levels for the year ended December 31, 2017. All investments are Level 1.
Mutual funds: Valued at the net asset value ("NAV") of shares held at year-end. The NAV is based on the fair value of the securities held in the funds.
Money market funds: Valued at the closing price reported in the active market on which the individual securities are traded.
Investors Stock Fund: Shares of Investors Bancorp, Inc. common stock are traded on the NASDAQ securities exchange and are valued at the last reported sales price on the last trading day of the Plan year.
The methods described may produce a fair value calculation that may not be indicative of net    realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(2)	Plan Description

(a)	General
The Plan is a voluntary, participant-directed defined-contribution plan sponsored by Investors Bank (the "Bank"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following description of the Plan provides only general information. Eligible employees who participate in the Plan should refer to the Plan Document for a more complete description of the Plan’s provisions.
Fidelity Management Trust Company (the "Trustee" or "Custodian" or "Fidelity") is the Plan's trustee. The Plan offers participants choices between a diverse group of investment funds from Fidelity Investments as well as other investments. Fidelity Workplace Services is the recordkeeper of the Plan.
On May 7, 2014, Investors Bancorp, MHC, the mutual holding company of the Bank, completed its mutual to stock conversion and related stock offering of a newly formed holding company ("Investors Bancorp"). In connection with the stock offering, the Trustee allowed existing participants as of May 7, 2014 a one-time option to invest up to 50% of their existing account balance in Investors Bancorp common stock. As

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2017 and 2016

a result, the Trustee of the Plan purchased 686,542 shares of Investors Bancorp common stock based on designated percentages provided by employees. The purchased shares of Investors Bancorp common stock are reflected in the Investors Stock Fund, with each share initially valued at $10.00. At December 31, 2017, the Investors Stock Fund held 541,090 shares of Investors Bancorp common stock valued at a quoted market price of $7,510,331 and a cash equivalent of $1,130. At December 31, 2016, the Investors Stock Fund held 600,126 shares of Investors Bancorp common stock valued at a quoted market of $8,371,756 and a cash equivalent of $1,111.
Effective November 15, 2016, the ISB Mortgage Savings and Retirement Plan, a plan maintained by ISB Mortgage Co., LLC, a wholly-owned subsidiary of the Bank, was merged into the Plan, and $5,158,095 of assets were transferred into the Plan as of November 23, 2016.

(b)	Funds and Accounts Managed by Fidelity Management Trust Company
Under the terms of a trust agreement between the Custodian and the Bank, the Custodian manages funds on behalf of the Plan. The Custodian holds the Plan’s investment assets and executed transactions therein. The investments in the funds are reported by the Plan at fair value.

(c)	Eligibility
An employee of the Bank and any subsidiary of the Bank is eligible to participate in the Plan if the employee has reached the age of 21. Each participant's share of the Plan assets is recorded in an account established for that participant. Each participant's account is credited with the participant and employer's contributions, adjusted to reflect income, gains and losses realized and net appreciation or depreciation in the value of the Plan's assets. Contributions are invested based on participant direction.  If the participant has not provided investment directions, contributions will be invested in a Lifecycle Fund based upon the participant’s age at the time of such investment. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Participants may elect to divide their contributions or initiate a transfer among the investment fund options, subject to certain restrictions. An eligible participant may elect to suspend or resume his or her contributions, subject to the Plan's notice requirements. Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan Document.

(d)	Employee Contributions
Participants may elect to make tax deferred contributions, subject to an annual limit of the lesser of 60% of eligible compensation or the maximum amount allowed by the Internal Revenue Code ("IRC"). The limit on employee elective deferrals was $18,000 in 2017 and 2016.
A participant may make “catch-up” contributions, up to the maximum amount allowed by the IRC, if the maximum annual amount of regular contributions is made and the participant is age 50 or older. The maximum allowable catch-up contribution for the years ended December 31, 2017 and 2016 was $6,000.
Employee contributions are funded through biweekly payroll deductions, and employer matching is determined and funded biweekly.

(e)	Employer Contributions
The Bank's Board of Directors, at their sole discretion, sets the Bank’s matching contribution rate.  For Plan year 2017 the Bank contributed 50% of the first 8% of a participant’s eligible contributions. For Plan year 2016 the Bank contributed 50% of the first 6% of a participant’s eligible contributions.
The Bank's matching contribution amounted to $3,441,914 and $2,357,805 for the years ended December 31, 2017 and 2016, respectively.

Effective January 1, 2017, the Bank announced a new discretionary profit sharing contribution under the Plan. On March 29, 2018 the Bank made a 1% contribution (based on eligible earnings) in the amount of

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2017 and 2016

$1,017,288 to the Plan for all employees who met the requirements for the profit sharing contribution for the year ended December 31, 2017.
Employees of the Bank and its participating subsidiaries are generally eligible to receive the profit sharing contribution after one year of service, as defined, providing they worked at least 1,000 hours during such plan year and attained age 21. Participants who do not have at least 1,000 hours of service during such plan year or are not employed on the last working day of a plan year are generally not eligible for a profit sharing contribution for such year.

(f)	Rollovers and Transfers
The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account, which holds amounts attributable solely to a rollover from another qualified plan. In addition, the Plan permits for direct transfer of participant accounts for employees in businesses that were acquired by the Bank. Such transfers or rollovers to the Plan may only be made with the approval of the Plan administrator and do not affect any other contributions made by or on behalf of a participant. Rollovers into the Plan amounted to $1,524,704 and $1,294,395 for the years ended December 31, 2017 and 2016, respectively.

(g)	Transfers into Plan from Investors Bank Employee Stock Ownership Plan and ISB Mortgage Savings and Retirement Plan
Participants who have reached the age 55 and complete 10 years of participation in Investors Bank Employee Stock Ownership Plan ("ESOP") may diversify up to 25% of their ESOP account balance into the Plan during the first five years that participants qualify for this option. In the sixth year, eligible participants may diversify up to 50% of their ESOP account balance (including the 25% previously noted). Participants transferred $386,795 and $272,196 into the Plan from the ESOP as of December 31, 2017 and 2016, respectively.
On November 23, 2016, $5,158,095 was transferred into the Plan from the ISB Mortgage Savings and Retirement Plan due to the merger of the plans.

(h)	Vesting
Participants are fully vested in their contributions and earnings or losses thereon. Employer contributions and earnings or losses thereon are 100% vested at the end of the third year of service. Additionally, a participant shall become 100% vested if he or she terminates employment on or after he or she attains age 65, or as a result of his or her death or disability.

(i)	Notes Receivable from Participants
Upon application by a participant, the Plan administrator may direct that a loan be made from the participant’s account. The maximum permissible loan available is limited to the lesser of (i) $50,000 with certain restrictions or (ii) 50% of his or her vested account. Any loan made must generally be repaid within a period not to exceed the earlier of termination of employment or 10 years. Loans bear a reasonable rate of interest and remain in effect for the duration of the loan. At December 31, 2017 and 2016, the interest rates on outstanding participant loans ranged from 4.25% to 5.25%, with maturities through 2027 and 2026, respectively.
Principal and interest are paid ratably through biweekly payroll deductions.

(j)	Payment of Benefits
Distributions of vested benefits normally are made upon a participant’s retirement, death, or permanent disability. Upon retirement or termination of employment, participants may receive vested amounts in a cash lump sum. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Any participant may also apply to make in-service withdrawals of all or part

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2017 and 2016

of his or her vested account balance subject to specific in-service withdrawal of after-tax contributions, age 59½ withdrawals and hardship withdrawal criteria in the Plan.

(k)	Excess Contributions
Excess contributions above plan limits are refunded to participants. There were no excess contributions above plan limits for the year ended December 31, 2017. There were $19,978 excess contributions above plan limits for the year ended December 31, 2016 which were refunded to participants.

(l)	Forfeitures
Participants who terminate employment prior to becoming 100% vested forfeit any non-vested employer contributions. Forfeitures are retained in the Plan and may first be used to pay administrative expenses. Any remaining amounts may be used to reduce future employer contributions payable under the Plan. Forfeitures for the years ended December 31, 2017 and 2016 were $164,575 and $111,995, respectively, of which $115,586 and $43,174 were used to reduce administrative expenses. At December 31, 2017 and 2016, the amount of forfeitures remaining which was available to pay administrative expenses or to fund future employee contributions, was $205,307 and $151,514, respectively.

(3)	Plan Expenses
Certain costs of administrative services rendered on behalf of the Plan were borne by the Bank. Fidelity Management Trust Company and other investment managers are paid from the mutual funds that the Plan invests in. These fees are reflected in net appreciation in fair value of investments on the Statements of Changes in Net Assets Available for Benefits.

(4)	Plan Termination
The Plan has no termination date, and it is the Bank’s intention to continue the Plan indefinitely. Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or a partial termination as defined under ERISA, participants would become 100% vested in their employer contributions.

(5)	Federal Income Taxes
The Plan was designed under the Fidelity Volume Submitter Plan Document No. 17 and this plan received an advisory letter dated March 31, 2014. The Fidelity Volume Submitter Plan Document No. 17 was designed to be a qualified plan as described in Section  401(a) of the IRC and, accordingly, exempt from payment of federal income taxes under provisions of Section  501(a) of the IRC. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Bank believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires the Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan management has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Parties‑In‑Interest Transactions
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.
Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2017 and 2016

Certain Plan investments are shares of common stock issued by Investors Bancorp, Inc. The Bank is the Plan sponsor, as defined by the Plan, therefore transactions involving purchases and sales of the common stock represent party-in-interest transactions.
Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity. As Fidelity, or its affiliates, are the trustee and record keeper of the Plan, transactions involving purchases and sales of Fidelity managed mutual funds represent party-in-interest transactions.
Notes receivable from participants held by the Plan also reflect party‑in‑interest transactions.

(7)	Subsequent Events
Subsequent to December 31, 2017 and through June 29, 2018, the date through which the Plan evaluated subsequent events and on which the financial statements were available for issuance, the Plan administrator has concluded that there are no subsequent events requiring disclosure.

			Supplemental Schedule
Investors Bank
Employee 401(K) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017

	Identity of issuer	Description of investment	Number of shares	Current Value
*	Fidelity Management & Research Company	Fidelity Contrafund	91,892	$11,246,604
*	Fidelity Management & Research Company	Fidelity Balanced K Fund	103,993	2,467,761
*	Fidelity Management & Research Company	Fidelity Capital & Income Fund	294,606	3,034,441
*	Fidelity Management & Research Company	Fidelity Freedom Income Fund	38,118	448,265
*	Fidelity Management & Research Company	Fidelity Freedom K 2005	6,093	76,404
*	Fidelity Management & Research Company	Fidelity Freedom K 2010	14,294	229,268
*	Fidelity Management & Research Company	Fidelity Freedom K 2015	99,498	1,329,292
*	Fidelity Management & Research Company	Fidelity Freedom K 2020	320,151	5,298,493
*	Fidelity Management & Research Company	Fidelity Freedom K 2025	299,970	4,313,567
*	Fidelity Management & Research Company	Fidelity Freedom K 2030	348,722	6,287,466
*	Fidelity Management & Research Company	Fidelity Freedom K 2035	274,286	4,171,883
*	Fidelity Management & Research Company	Fidelity Freedom K 2040	247,714	2,648,065
*	Fidelity Management & Research Company	Fidelity Freedom K 2045	196,230	2,376,340
*	Fidelity Management & Research Company	Fidelity Freedom K 2050	213,348	2,596,449
*	Fidelity Management & Research Company	Fidelity Freedom K 2055	82,721	1,134,936
*	Fidelity Management & Research Company	Fidelity Freedom K 2060	7,902	96,558
*	Fidelity Management & Research Company	Fidelity International Discovery Fund	64,301	2,927,605
*	Fidelity Management & Research Company	Fidelity Large Cap Value Fund	89,895	1,862,622
*	Fidelity Management & Research Company	Fidelity Money Market Government	5,463,317	5,463,317
*	Fidelity Management & Research Company	Spartan International Index Fund	43,942	1,897,406
*	Fidelity Management & Research Company	Spartan U.S. Bond Index	234,357	2,716,200
*	Fidelity Management & Research Company	Spartan U.S. Equity Index Fund	72,982	6,820,199
	The Vanguard Group	Vanguard Small-Cap Index Fund Admiral Shares	37,427	2,649,085
	The Vanguard Group	Vanguard Mid-Cap Index Fund Admiral Shares	1,939	371,487
	American Century Investments	American Century Mid Cap Value Fund	244,089	4,276,438
	Janus Capital Group	Janus Enterprise Fund Class N	23,037	2,731,952
	Nationwide	Nationwide Geneva Small Cap Growth Fund Class A	33,651	1,871,316
*	Investors Stock Fund	Investors Bancorp, Inc.	541,090	7,511,461
Total Investments held				88,854,880
*	Notes receivable from participants	343 fixed rate loans ranging from 4.25% to 5.25% maturing through 2027		2,802,649
	Total			$91,657,529
*	A party in interest as defined by ERISA
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

INVESTORS BANK EMPLOYEE 401(K) PLAN

By:	/s/ Sean Burke
Sean Burke
Chief Financial Officer

By:	/s/ Elaine Rizzo
Elaine Rizzo
SVP, Chief Human Resources & Learning Officer

Date: June 29, 2018

Exhibit        Description of the Exhibit
23.1        Consent of Independent Registered Public Accounting Firm